UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

New Oriental Education & Technology Group Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: EDU)

NOTICE OF ANNUAL GENERAL MEETING

To be held on April 17, 2012

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of New Oriental Education & Technology Group Inc. (the “Company”) will be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on April 17, 2012 at 10:00 a.m. (local time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company (the “Directors”) has fixed the close of business on March 1, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://investor.neworiental.org, or by writing to Sisi Zhao, Senior Investor Relations Manager, New Oriental Education & Technology Group, No. 6 Haidian Zhongjie, Haidian District, Beijing 100080 PRC, or by email to zhaosisi@staff.neworiental.org.

By Order of the Board of Directors, New Oriental Education & Technology Group Inc.

/s/ Louis T. Hsieh
Louis T. Hsieh
President and Chief Financial Officer

Beijing, China

March 1, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Louis T. Hsieh
Name:	Louis T. Hsieh
Title:	President and Chief Financial Officer

Date: March 6, 2012

Exhibit Index

Exhibit 99.1 – Press Release